# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Opus Genetics, Inc., CIK 0001228627
CUSIP: 67577R102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 8 DAVIS DRIVE, SUITE 220, DURHAM, North Carolina (NC), 27713
Date of event which requires filing of this statement: 05/12/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-076281
Filed by CIK 0001791917

## Reporting persons
- AARON G.L. FLETCHER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,683,429; sole dispositive power 0; shared dispositive power 3,683,429; aggregate amount beneficially owned 3,683,429 (4.53% of the class)
  Comment: Shared voting and dispositive power consists of 3,683,429 Shares held directly in the aggregate by the Bios III Funds. Bios Equity III is the general partner of each of the Bios III Funds. Bios Management is a general partner of Bios Equity III. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios III Funds. Percentage based on 81,395,539 Shares outstanding as of May 7, 2026, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.
- BIOS ADVISORS GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,683,429; sole dispositive power 0; shared dispositive power 3,683,429; aggregate amount beneficially owned 3,683,429 (4.53% of the class)
  Comment: Shared voting and dispositive power consists of 3,683,429 Shares held directly in the aggregate by the Bios III Funds. Bios Equity III is the general partner of each of the Bios III Funds. Bios Management is a general partner of Bios Equity III. Bios Advisors GP, LLC ("Bios Advisors") is the general partner of Bios Management and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios III Funds. Percentage based on 81,395,539 Shares outstanding as of May 7, 2026, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.
- BIOS CAPITAL MANAGEMENT, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,683,429; sole dispositive power 0; shared dispositive power 3,683,429; aggregate amount beneficially owned 3,683,429 (4.53% of the class)
  Comment: Shared voting and dispositive power consists of 3,683,429 Shares held directly in the aggregate by the Bios III Funds. Bios Equity III is the general partner of each of the Bios III Funds. Bios Capital Management, LP ("Bios Management") is a general partner of Bios Equity III and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios III Funds. Percentage based on 81,395,539 Shares outstanding as of May 7, 2026, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.
- BIOS EQUITY PARTNERS III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,683,429; sole dispositive power 0; shared dispositive power 3,683,429; aggregate amount beneficially owned 3,683,429 (4.53% of the class)
  Comment: Shared voting and dispositive power consists of 3,683,429 Shares held directly in the aggregate by the Bios III Funds (defined below). Bios Equity Partners III, LP ("Bios Equity III") is the general partner of each of Bios Fund III, LP ("Bios Fund III"), Bios Fund III QP, LP ("Bios Fund III QP") and Bios Fund III NT, LP ("Bios Fund III NT") (collectively, the "Bios III Funds"), and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios III Funds.Percentage based on 81,395,539 Shares outstanding as of May 7, 2026, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.
- BIOS FUND III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 430,665; sole dispositive power 0; shared dispositive power 430,665; aggregate amount beneficially owned 430,665 (0.53% of the class)
  Comment: Percentage based on 81,395,539 Shares outstanding as of May 7, 2026, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.
- BIOS FUND III NT, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 450,811; sole dispositive power 0; shared dispositive power 450,811; aggregate amount beneficially owned 450,811 (0.55% of the class)
  Comment: Percentage based on 81,395,539 Shares outstanding as of May 7, 2026, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.
- BIOS FUND III QP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,801,953; sole dispositive power 0; shared dispositive power 2,801,953; aggregate amount beneficially owned 2,801,953 (3.44% of the class)
  Comment: Percentage based on 81,395,539 Shares outstanding as of May 7, 2026, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.
- CAVU ADVISORS, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,683,429; sole dispositive power 0; shared dispositive power 3,683,429; aggregate amount beneficially owned 3,683,429 (4.53% of the class)
  Comment: Shared voting and dispositive power consists of 3,683,429 Shares held directly in the aggregate by the Bios III Funds. Bios Equity III is the general partner of each of the Bios III Funds. Cavu Management is a general partner of Bios Equity III. Cavu Advisors, LLC ("Cavu Advisors") is the general partner of Cavu Management and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios III Funds. Percentage based on 81,395,539 Shares outstanding as of May 7, 2026, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.
- CAVU MANAGEMENT, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,683,429; sole dispositive power 0; shared dispositive power 3,683,429; aggregate amount beneficially owned 3,683,429 (4.53% of the class)
  Comment: Shared voting and dispositive power consists of 3,683,429 Shares held directly in the aggregate by the Bios III Funds. Bios Equity III is the general partner of each of the Bios III Funds. Cavu Management, LP ("Cavu Management") is a general partner of Bios Equity III and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios III Funds. Percentage based on 81,395,539 Shares outstanding as of May 7, 2026, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.
- LESLIE W. KREIS: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,683,429; sole dispositive power 0; shared dispositive power 3,683,429; aggregate amount beneficially owned 3,683,429 (4.53% of the class)
  Comment: Shared voting and dispositive power consists of 3,683,429 Shares held directly in the aggregate by the Bios III Funds. Bios Equity III is the general partner of each of the Bios III Funds. Cavu Management is a general partner of Bios Equity III. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios III Funds. Percentage based on 81,395,539 Shares outstanding as of May 7, 2026, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.

## Item 1. Issuer
Name of issuer: Opus Genetics, Inc.
Address of issuer's principal executive offices: 8 DAVIS DRIVE, SUITE 220, DURHAM, NORTH CAROLINA, 27713

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by: Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Equity III, Cavu Management, Bios Management, Cavu Advisors, Bios Advisors, Mr. Kreis, and Dr. Fletcher.
Address of principal business office or, if none, residence: 1751 River Run #400 Fort Worth, TX 76107
Citizenship: Item 2(A) is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained in Item 9 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.
Percent of class: The information contained in Item 9 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.
Sole power to vote or to direct the vote: The information contained in Item 9 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.
Shared power to vote or to direct the vote: The information contained in Item 9 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.
Sole power to dispose or to direct the disposition: The information contained in Item 9 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.
Shared power to dispose or to direct the disposition: The information contained in Item 9 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: The Related Persons of this Schedule 13G are hereby incorporated by reference into this Item 9.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AARON G.L. FLETCHER: /s/ John Fucci, John Fucci, as Attorney-in-Fact for Aaron G.L. Fletcher (05/13/2026)
- BIOS ADVISORS GP, LLC: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/13/2026)
- BIOS CAPITAL MANAGEMENT, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/13/2026)
- BIOS EQUITY PARTNERS III, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/13/2026)
- BIOS FUND III, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/13/2026)
- BIOS FUND III NT, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/13/2026)
- BIOS FUND III QP, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/13/2026)
- CAVU ADVISORS, LLC: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/13/2026)
- CAVU MANAGEMENT, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/13/2026)
- LESLIE W. KREIS: /s/ John Fucci, John Fucci, as Attorney-in-Fact for Leslie W. Kreis, Jr. (05/13/2026)